Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

March 19, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated December 15, 2009 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter.  Pursuant to the telephone conversation of March 17, 2010 between our counsel, Mr. Travis Gering, and Mr. Morgan Youngwood, Ms. Jan Woo and Mr. Mark Shuman of the Commission’s staff, the Company undertakes to file a response to the Comment Letter with the Commission no later than April 8, 2010.

The Company regrets the delay in filing a response.  This delay was caused by a lack of funding, and the Company’s temporary inability to timely pay its auditors and SEC filing agent.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP